Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED

2004 AUG -3 A 6:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By cour

04035880

Leuven, 30 July 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

dlw 8/3

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: EGM notice

English version
Official versions are in French and Dutch

Interbrew

Limited Liability Company

Grand' Place 1
1000 Brussels

Register of Legal Entities No. 0.417.497.106

The Board of Directors of Interbrew SA/NV ("**Interbrew**") invites the shareholders and, in an advisory capacity, holders of other securities issued by or in cooperation with Interbrew as mentioned at the end of this notice, to attend an Extraordinary Shareholders' Meeting on 27 August 2004 at 9:30 a.m., at Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium).

Shareholders and holders of other securities wishing to attend the meeting are invited to arrive at least 45 minutes before the time set for the meeting, in order to proceed with the registration formalities.

AGENDA

1 New authorised capital

1.1 Special report by the Board of Directors concerning the use and purpose of the authorised capital, drawn up in accordance with Articles 604 and 607 of the Belgian Companies Code.

1.2 New authorised capital and corresponding amendments to Article 6 of the Articles of Association.

Proposed resolutions:

(i) To authorise, with effect as at the date of the publication in the Belgian State Gazette of the resolution of the Extraordinary Shareholders Meeting approving this proposal and for a duration of five years, the Board of Directors to increase, in one or several times, the share capital of Interbrew in order to bring it to a maximum amount of €495,800,000.

(ii) To replace, accordingly, indent 3 of Article 6 of the Articles of Association with the following text: "*Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification to the Articles resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two*

thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules".

(iii) To renew, for a period of 3 years with effect as at the 27th of August two thousand and four, the authorisation granted to the Board of Directors to increase the share capital in case of public takeover bid on securities of the company, under the conditions set forth in Article 607 of the Belgian Companies Code.

(iv) To replace, accordingly, the second sentence of indent 5 of Article 6 of the Articles of Association with the following sentence: "*This authorisation is granted for a period of three (3) years as from the 27th of August two thousand and four*".

2 Acknowledgement of directors' independence within the meaning of Article 524 of the Companies Code

Proposed resolutions:

(i) To acknowledge that (i) Mr. Pierre-Jean Everaert, whose office was renewed by the Shareholders' Meeting held on 29 April 2003 and whose office will end after the Shareholders' Meeting which will be called to approve the accounts relating to the financial year of 2005, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Pierre-Jean Everaert from qualifying as independent, are applicable to him and (iii) Mr. Pierre-Jean Everaert has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

(ii) To acknowledge that (i) Mr. Peter Harf, who was appointed by the Shareholders' Meeting held on 30 April 2002 and whose office will end after the Shareholders' Meeting called to approve the accounts relating to the financial year of 2004, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Peter Harf from qualifying as independent, are applicable to him and (iii) Mr. Peter Harf has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

(iii) To acknowledge that (i) Mr. Kees J. Storm, who was appointed by the Shareholders' Meeting held on 30 April 2002 and whose office will end after the Shareholders' Meeting called to approve the annual accounts relating to the financial year of 2004, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Kees J. Storm from qualifying as independent, are applicable to him and (iii) Mr. Kees J. Storm has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

3 Capital increase by way of issuance of 141.712.000 new ordinary shares further to a contribution in kind, with conditional closing

3.1 Special report by the Board of Directors and report by the statutory auditor, drawn up in accordance with Article 602 of the Belgian Companies Code, concerning a capital increase by way of issuance of 141,712,000 new ordinary shares of Interbrew to BRC S.A.R.L., a company incorporated under the laws of Luxembourg, with registered offices at 73, Côte d'Eich, L-1450 Luxembourg ("**BRC**"), as a result of BRC contributing in kind, to the share capital of Interbrew, 100% of the issued and outstanding capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg, with registered offices at 73, Côte d'Eich, L-1450 Luxembourg ("**Tinsel Investments**"), which will own indirectly, upon closing of the contribution in kind, a total of 8,253,913,260 common shares of Companhia de Bebidas das Américas-AmBev, a company incorporated under the laws of Brazil, with registered offices at Rua Dr Renato Paes de Barros 1017, 4° andar, 04530-001 São Paulo, Brazil ("**AmBev**").

3.2 Capital increase by way of issuance of 141.172.000 new ordinary shares further to a contribution in kind, with conditional closing.

<u>Proposed resolutions</u>:

(i) To approve the contribution in kind by BRC, to the share capital of Interbrew, of 100% of the issued and outstanding capital stock of Tinsel Investments, which will own indirectly, upon closing of the contribution in kind, a total of 8,253,913,260 common shares of AmBev, the contribution in kind being valued at €3,341,568,960 (the "**Contribution In Kind**").

(ii) As a result of the Contribution In Kind, to increase the share capital of Interbrew by €109,118,240 in order to bring it from €334,070,404.43 (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this convening notice, as a result of any exercise of warrants issued by Interbrew in connection with its employee warrants plan) to €443,188,644.43 (or such other relevant amount in the case of modification, as mentioned above, of the current share capital).

(iii) To allocate the remaining value of the Contribution In Kind, i.e. an amount of €3,232,450,720, to the issuance premium account of Interbrew, which is an account that affords the same guarantee to third parties as that afforded by the share capital of Interbrew and may not be terminated nor the amounts which it contains distributed except further to a resolution by the Shareholders' Meeting resolving in accordance with the requirements referred to in Article 612 of the Belgian Companies Code.

(iv) As a result of the share capital increase mentioned in (ii) above, to issue 141,712,000 new ordinary shares of Interbrew to BRC, which (a) shall: (i) be of the same kind as the existing ordinary shares of Interbrew, (ii) benefit, upon their issuance, from the same rights and privileges as the existing ordinary shares of Interbrew, (iii) entitle holders to the dividend relating to the financial year during which the closing of the share capital increase will occur and to subsequent financial years, (iv) by way of derogation from Article 5, indent 3 of the Articles of Association, be in registered form, provided that any first conversion of the shares into bearer shares shall not be at the expense of their holder at such time, (v) have no nominal value and (b) shall increase the total number of shares of capital stock

of Interbrew from 433,517,559 shares (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this convening notice, as a result of the exercise of warrants issued by Interbrew in connection with its employee warrants plan) to 575,229,559 shares (or such other relevant amount in the case of modification, as mentioned above, of the current number of shares).

The transactions described in (ii) to (iv) above are hereinafter collectively referred to as the "**Capital Increase**".

(v) To subject the closing of the Contribution In Kind to the satisfaction (or waiver by BRC) of the conditions precedent set forth in Sections 11.01 and 11.03 (including what is provided for in Sections 11.04 and 11.05) of Article 11 of the Contribution and Subscription Agreement dated as of 3 March 2004 by and among Interbrew, BRC and Tinsel Investments (and the other signatories thereto) (the "**Contribution and Subscription Agreement**"), as published on the website of Interbrew at www.interbrew.com and available upon request at the addresses and time mentioned at the end of this notice.

(vi) To subject the closing of the Capital Increase to (a) the satisfaction (or waiver by Interbrew) of the conditions precedent set forth in Sections 11.01 and 11.02 (including what is provided for in Sections 11.04 and 11.05) of the Contribution and Subscription Agreement and (b) the closing of the Contribution In Kind.

The conditions precedent referred to in (v) and (vi) above are hereinafter collectively referred to as the "**Conditions Precedent**".

(vii) To amend indents 1 and 2 of Article 5, and Article 37, of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

- Replacement of indent 1 of Article 5 with the following text: "*The issued, paid-up capital of the company amounts to four hundred forty three million one hundred eigthy eight thousand six hundred forty four euros and forty three eurocents* (€443,188,644.43)" or with a text reflecting such other figures as may be appropriate as per what is indicated in 3.2. (ii) above.
- Replacement of indent 2 of Article 5 with the following text: "*It is represented by five hundred seventy five million two hundred twenty nine thousand five hundred fifty nine* (575,229,559*) fully paid up shares without nominal value, each share representing one five hundred seventy five million two hundred twenty nine thousand five hundred fifty ninth (1/575,229,559th) part of the capital*" or with a text reflecting such other figures as may be appropriate as per what is indicated in 3.2. (iv) above.
- Complete the capital history provided in Article 37 as appropriate in order to reflect the Capital Increase.

4 Conditional change of name

Proposed resolutions:

(i) To approve, as the new name of the company, the name which will be communicated during or before the Extraordinary Shareholders' Meeting, subject to and with effect as of the closing of the Capital Increase.

(ii) To amend, accordingly, indent 1 of Article 1 of the Articles of Association, subject to and with effect as of the closing of the Capital Increase.

5 Other conditional amendments to the Articles of Association

5.1 Amendment to Article 6 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to replace indent 1 of Article 6 of the Articles of Association with the following text: "*The Board of Directors may increase the share capital of the company, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued and outstanding on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four (the amount obtained shall be, to the extent necessary, rounded down to result in an entire number of shares), provided that, in accordance with Article 603, indent 1, of the Companies Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on the day following the closing of the capital increase resolved upon by Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. The Board of Directors may use this authorisation in the event of an issue of securities as provided for in Article 8* ".

5.2 Amendment to Article 10 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to amend indent 1 of Article 10 of the Articles of Association by introducing the following words before the first sentence of indent 1: " *Save with respect to those repurchases (buy-backs) of shares referred to in Article 23, indent 3, 2nd dash bullet (which shall require a specific prior authorisation by the Shareholders' Meeting resolving according to the conditions provided in the above-mentioned provision)*".

5.3 Amendment to Article 13 of the Articles of Association.

Proposed resolution: to amend indents 1 and 2 of Article 13 of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

(i) Replacement of indent 1 of Article 13 with the following text: "*The company shall be managed by a Board of Directors of between three (3) and fourteen (14) directors, who may be natural persons or legal entities, may but need not be shareholders, are appointed by the Shareholders' Meeting and are dismissible by it at any time* ".

(ii) Replacement of indent 2 of Article 13 with the following text: "*When a legal entity is appointed as a director, it must specifically appoint an individual as its permanent representative, such individual to be chosen from among its shareholders, managers, directors or employees and to carry out the office of director in the name and on behalf of the legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office on his/her own behalf.*"

5.4 Amendment to Article 16 of the Articles of Association.

<u>Proposed resolution</u>: subject to and with effect as of the closing of the Capital Increase, to replace Article 16 of the Articles of Association with the following text: "*The Board of Directors shall meet as frequently as the interests of the company shall require.*

The Board of Directors shall hold regular meetings at such times as may be from time to time fixed by a resolution of the Board of Directors. A meeting of the Board of Directors shall be held without notice immediately following the Annual Shareholders' Meeting.

In addition, special meetings of the Board of Directors may be called and held at any time upon the call of either the Chairman or at least two (2) directors, by notice to each director at least three (3) business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. Where duly justified by emergency and by the corporate interest of the company, the above notice period of three (3) business days may be waived by the unanimous consent of the directors expressed in writing.

Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution fixing their time) need be given as to regularly scheduled meetings.

The meetings of the Board of Directors shall be conducted under the chairmanship of the Chairman or, in case of impediment, a vice-chairman (if any has been elected) or a director appointed by his/her fellow directors.

Meetings of the Board of Directors shall be convened at the registered office of the company or at the place indicated in the notice convening the meeting.

Any or all of the directors may participate in a meeting of the Board of Directors by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Where duly justified by emergency and by the corporate interest of the company, decisions of the Board of Directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be used for the approval of the annual accounts or the use of the authorised capital".

5.5 Amendment to Article 17 of the Articles of Association.

<u>Proposed resolution</u>: to amend Article 17 of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

(i) Replacement of indent 1 of Article 17 with the following text: "*Except in cases of force majeure and, namely, war, civil disturbance and disaster, in which case the quorum for the Board of Directors shall be three (3) directors present or represented and in which case the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the company in connection with the circumstances of force majeure, the Board of Directors may validly deliberate only if the majority of the directors are present or represented*".

(ii) Replacement of indent 2 of Article 17 with the following text: "*Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director's signature*

(which may be a digital signature as defined in Article 1322, paragraph 2 of the Civil Code) and must be notified to the Board of Directors by letter, fax, e-mail, or any other means specified in Article 2281 of the Civil Code".

(iii) Replacement of indent 5 of Article 17 with the following text: "*In case of an equality of votes, the chairman of the meeting shall not have a casting vote*".

5.6 Amendment to Article 23 of the Articles of Association.

<u>Proposed resolution</u>: subject to and with effect as of the closing of the Capital Increase, to introduce a new indent 3 in Article 23 of the Articles of Association, reading as follows: "*The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:*

- *any decision to apply for the delisting of the securities of the company from any stock market;*
- *any repurchase (buy-back) of outstanding shares, options, warrants or rights to acquire shares in the company, for the purpose of distributing them to its employees, outside the ordinary course of business (it being understood that share buy-back programs of a size and scope customary in the market for companies of similar sizes and entered into in connection with stock option plans shall be considered to be in the ordinary course of business);*
- *any acquisition or disposal of tangible assets by the company for an amount higher than the value of 1/3 of the company's consolidated assets;*
- *any modification of the company's dividend payout policy, it being understood that the current policy consists in issuing a dividend representing 25 to 33% on average of the company's consolidated net earnings before goodwill amortisation, subject to applicable legal provisions on distributable profit.*

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 50% plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

- *the approval of the individual to whom the Board of Directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of any decision by the Board of Directors to dismiss such individual;*
- *any modification of the company's executive remuneration and incentive compensation policy;*
- *the ratification of any transaction of the company or one of its direct or indirect subsidiaries with a controlling shareholder of the company or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Article 11 and 12 of the Companies Code, it being understood that, for the purposes of this provision of the by-laws, the direct or indirect subsidiaries of the company are not considered as affiliated to or associated with the controlling shareholders;*
- *any modification of the company's target capital structure and the maximum level of net debt.*"

6 Acknowledgement of the conditional resignation of directors and conditional appointment of directors

6.1 Acknowledgement of the conditional resignation of directors.

Proposed resolutions:

(i) To acknowledge the honourable resignation of Mr. Charles Adriaenssen from his office as director, such resignation being subject to the closing of the Capital Increase and taking effect on the day following the date of such closing.

(ii) To acknowledge the honourable resignation of Mr. Frédéric de Mevius from his office as director, such resignation being subject to the closing of the Capital Increase and taking effect on the day following the date of such closing.

6.2 Conditional appointment of directors.

Proposed resolutions:

(i) To appoint Mr. Jorge Paulo Lemann, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(ii) To appoint Mr. Carlos Alberto da Veiga Sicupira, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(iii) To appoint Mr. Marcel Herrmann Telles, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(iv) To appoint Mr. Roberto Moses Thompson Motta, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

7 Conditional setting of remuneration of all directors

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to set the remuneration of each director of the company at €67,000 based on 10 meetings of the Board of Directors per year (with a corresponding proportional reduction of such remuneration in the case that less than 10 meetings are convened in a given year) and €1,500 per each additional meeting of the Board of Directors or of its committees, the Chairman of the Board of Directors being awarded the double of these amounts.

8 Powers

8.1 Acknowledgement of the satisfaction or waiver of the Conditions Precedent.

Proposed resolution: to delegate to two directors of Interbrew acting jointly (i) the acknowledging, in due course, of the satisfaction of the Conditions Precedent or of the

waiver by BRC of the Conditions Precedent referred to in 3.2 (v) above or (ii) the waiving of the Conditions Precedent referred to in 3.2 (vi) above.

8.2 Acknowledgement and enactment of the closing of the Contribution In Kind and of the Capital Increase.

Proposed resolution: to delegate to two directors of Interbrew acting jointly the acknowledging, in due course, and requesting of a notary to enact in a notarial deed, (i) that all the issued and outstanding capital stock of Tinsel Investments has been effectively contributed by BRC to Interbrew and that Tinsel Investments owns indirectly a total of 8,253,913,260 common shares of AmBev, (ii) that, as a result, the 141,712,000 new shares of Interbrew have been effectively issued by Interbrew and paid up and subscribed in their entirety by BRC and the issuance premium in an amount of €3,232,450,720 has been effectively paid up by BRC and booked on an unavailable account of Interbrew and (iii) that, as a result of the issuance of the 141,712,000 new shares of Interbrew, the share capital of Interbrew has been effectively increased by an amount of €109,118,240.

8.3 Restatement of the Articles of Association.

Proposed resolution: to grant a power to Mr. Benoit Loore, Legal Director Company & Securities Law, with right of substitution, for the restatement of the Articles of Association as a result of the modifications set forth in points 1.2, 3, 4 and 5 of the agenda, for the signing of such restated version and its filing with the office of the clerk of the Commercial Court of Brussels.

8.4 Amendments to the company's records held with the Register of Legal Entities and other formalities

Proposed resolution: to grant a power to Mr. Benoit Loore, Legal Director Company & Securities Law, with right of substitution, to amend, as a result of the modifications to the Articles of Association referred to in point 8.3 of the agenda, the records of the company held with the Register of Legal Entities and, to the extent necessary, to carry out any formalities with the Administration of the Value Added Tax.

* * *

The proposed resolution under point 5.2 of the agenda shall be validly adopted provided the shareholders attending the meeting, physically or by proxy, represent at least 50% of the share capital and the proposed resolution is approved by 80% of the votes cast, in accordance with Article 620, § 1, litt. 1 *juncto* Article 559 of the Belgian Companies Code.

The proposed resolutions under points 1.2, 3.2, 4 and 5 (except 5.2) of the agenda shall be validly adopted provided the shareholders attending the meeting, physically or by proxy, represent at least 50% of the share capital and the proposed resolutions are approved with 75% of the votes cast, in accordance with Article 558 of the Belgian Companies Code.

The proposed resolutions under points 2, 6, 7 and 8 of the agenda shall be validly adopted provided they are approved with 50% plus one of the votes cast, regardless of the number of shareholders attending the meeting, in accordance with Article 28 of the Articles of Association.

* * *

In order to attend, physically or by proxy, the Shareholders' Meeting, the shareholders and holders of securities issued by or in cooperation with Interbrew must, as provided by Article 25 of the Articles of Association, comply with the following respective deposit and notification formalities:

(i) Any holder of bearer shares must, on 24 August 2004 at the latest, deposit their shares with a branch of Fortis Bank in Belgium. The bank shall deliver a receipt of deposit that the shareholder or his proxyholder will have to present on the day of the Shareholders' Meeting to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadline mentioned above, of:

- if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, certifying the blocking of the shares until and including 27 August 2004 and indicating the number of such blocked shares;
- if the bearer shares are deposited in a securities account with a Belgian or foreign bank under the benefit of Belgian Royal Decree n° 62 of 10 November 1967 (as subsequently modified), a certificate of unavailability until and including 27 August 2004 issued by such bank, indicating the number of such unavailable shares.

(ii) Any holder of registered shares must, on 24 August 2004 at the latest, be registered in the register of shares. On the same date at the latest, the Board of Directors of Interbrew (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, Interbrew S.A., Vaartstraat 94, 3000 Leuven, Belgium) must have received a notification in writing from the shareholder, indicating the number of shares for which the shareholder intends to vote at the Shareholders' Meeting.

(iii) In case any holder of bearer or registered shares wishes to attend the meeting through a proxyholder, the proxyholder, in order to be granted access to the meeting room, will have to hand over the signed original of a written proxy prepared in accordance with the form required by Interbrew (the form can be obtained from Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on Interbrew's website at www.interbrew.com). A copy of the signed original of the proxy must reach Interbrew, by mail or by fax, on 24 August 2004 at the latest (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above; fax n° + 32 (0) 16 24 70 21).

(iv) In case any holder of bearer or registered shares wishes to vote by correspondence in the meeting in accordance with Article 26bis of the Articles of Association, the vote by correspondence must be cast on the form prepared by Interbrew (the form can be obtained from Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on Interbrew's web site at www.interbrew.com). The signed original of the form must reach Interbrew on 24 August 2004 at the latest (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above). The holder of bearer or registered shares who wishes to vote by correspondence must, in addition, comply with the formalities described in (i) or (ii) as relevant.

(v) The holders of bonds, of warrants or of share certificates issued with the cooperation of Interbrew, who may, as provided by Article 537 of the Belgian Code of Companies, attend the meeting in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of securities or notification, and of proxies (if appropriate), as those required from the holders of shares.

Individuals who wish to attend the meeting in their capacity as holders of securities, proxyholders or representatives of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must, in addition, be able to hand over any appropriate documentation establishing their capacity as legal representative or attorney-in-fact.

Shareholders and holders of bonds, warrants or shares certificates issued with the cooperation of Interbrew will be able to obtain, as from 10 August 2004, copies of the special reports by the Board of Directors mentioned in points 1.1 and 3.1. of the agenda and of the report by the statutory auditor mentioned in point 3.1 of the agenda as well as copies of the Contribution and Subscription Agreement mentioned in point 3.2 (v) and (vi) of the agenda, on the website of Interbrew at www.interbrew.com and, during normal office hours on working days, at the following offices of Interbrew:

- Interbrew SA/NV, Grote Markt 1, Grand'Place 1, 1000 Brussels;
- Interbrew SA/NV, Vaartstraat 94, 3000 Leuven;
- Interbrew Belgium SA/NV, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse.

*